Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

06019570

December 22, 2006
Our ref. No. PI 0105

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2006
WASH, D.C. 185 SECT. JR

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

SUPPL

- **Gazprom, Shell, Mitsui, Mitsubishi Sign Sakhalin II Protocol**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Jlw 1/3

Gazprom, Shell, Mitsui, Mitsubishi Sign Sakhalin II Protocol

On December 21, 2006 OAO Gazprom (Gazprom), Royal Dutch Shell plc (Shell), Mitsui &Co., Ltd (Mitsui) and Mitsubishi Corporation (Mitsubishi) have signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC) as a leading shareholder. Under the terms of the protocol, Gazprom will acquire a 50% stake plus one share in SEIC for a total cash purchase price of $7.45 billion. The current SEIC partners will each dilute their stakes by 50% to accommodate this transaction, with a proportionate share of the purchase price. Shell will retain a 27.5% stake, with Mitsui and Mitsubishi holding 12.5% and 10% stakes, respectively.

SEIC will remain the operator of the Sakhalin II project. Gazprom will play a leading role as majority shareholder while Shell will continue to significantly contribute to SEIC management and remain as Technical Advisor. The key focus for SEIC is to complete the project on schedule allowing LNG to be delivered to existing customers in Japan, Korea and the North American West Coast. All existing LNG sales contracts will remain in force and will be honored.

Gazprom and existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin oil and gas exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub.

Furthermore, the shareholders and the Ministry of Industry and Energy of Russia as the authorized state body for the supervision of production sharing agreements have agreed to jointly resolve all outstanding issues. The Sakhalin II Amended Development Budget for the phase 2 of the project is expected to be approved by the Supervisory Board (a special committee which consists of the representatives of Russian Federation, Sakhalin Oblast, SEIC and its shareholders). The Production Sharing Agreement (PSA) of the Sakhalin II project will continue. The shareholders now look forward to implementing the project in line with the current schedule including obtaining all necessary permits and approvals granted in accordance with applicable Russian legislation and the PSA.

This is one of significant milestone in the Sakhalin II project and Mitsui and Mitsubishi most welcome Gazprom to join as a new member of our team. We trust this will farther strengthen the relationship between Russia and Japan and also give us an opportunity to continue to developing merit of additional energy resources in Sakhalin Island. Furthermore, we believe that SEIC will

become a reliable LNG supplier in Asia and Pacific market through the mutual cooperation between 4 shareholders in SEIC.

Sakhalin II project

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent. Sakhalin II is the largest integrated oil and gas project in the world, with total resources of some 4 billion barrels oil equivalent.

Sakhalin II today has production capacity of 80,000 barrels oil equivalent per day. The next phase of the development will take the project capacity to 340,000 barrels oil equivalent per day, including 9.6 million tones per year of LNG production.

The second phase of the project is over 80% complete, with some $12 billion invested to end Q3 2006. Over 17,000 people are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region. Shell is a leader in the global LNG industry, and sets the standard for reliability and cost performance. Sakhalin II is an important component in Shell's global LNG portfolio.

The Sakhalin II project is governed under a PSA, whereby the project partners finance the construction costs of the project, take on the development risk, and recover these costs from sales of oil and gas. So far, some $600 million of royalty, bonuses and taxes have been paid to the Russian government by the end of 2006.

Sakhalin II includes the following elements:

- Offshore production facilities including the Molikpaq platform (PA-A), the new PA-B and Lun-A platforms and some 300 km of offshore pipelines;
- An onshore processing facility to take the gas and crude oil from both fields;
- Two 800 km of onshore oil and gas pipelines to the south of the island;
- An oil export facility capable of year-round operation;
- The first LNG plant and associated export facilities built in Russia;
- Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporations future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the companys assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

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